Exhibit (a)(5)(A)
Q. What kinds of benefits does CGI offer?
CGI, like many professional services firms, recognizes that talent is the key to success so we focus on creating an environment where our people come first. Currently, CGI offers a competitive set of benefit programs, including choices in programs for medical and dental, plus life insurance, disability, and time off programs that include annual and sick leave, compensatory time, and statutory and floating holidays. For qualified employees, CGI also offers other benefits such as a 401k, a share purchase plan (a benefit that 87% of employees currently participate in), tuition assistance and on-line and classroom training. We have also negotiated discounts with nationwide vendors on a variety of lifestyle benefits such as pet insurance, car rental, and identity theft insurance. As we do as part of the normal course of each acquisition, CGI will be reviewing our benefit programs across the US.
Q. Will I be reimbursed for the classes I am currently enrolled or enrolling in under Stanley’s Tuition Reimbursement program?
A. Classes approved and enrolled in for the spring and summer semesters will be covered under Stanley’s existing Tuition Reimbursement program. Upon closing, CGI will honor any existing commitments for educational assistance beginning in the fall semester.
Q. Will Stanley tenure be recognized by CGI?
A. It is CGI’s practice to give credit for equivalent service tenure from other companies in its industry. CGI uses service credit to determine future eligibility for CGI’s benefits and programs. In following this practice, CGI will treat equivalent service as though it had been earned entirely with CGI.
Q. Does CGI have a 401k?
A. Yes, CGI has a 401k program.
Additional Information
The tender offer described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. At the time the tender offer for the shares of Stanley, Inc. (“Stanley”) has commenced, CGI Group Inc. (“CGI”), CGI Federal Inc., a wholly owned subsidiary of CGI (“CGI Federal”), and CGI Fairfax Corporation, a wholly owned subsidiary of CGI Federal, will file a joint tender offer statement on Schedule TO and Stanley will file a tender offer solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read the tender offer materials and the Solicitation/Recommendation Statement as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Such materials, when prepared and ready for release, will be made available to Stanley’s stockholders at no expense to them. In addition, at such time Stanley stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.